40-33

Branch 18
811-8962

FRANKLIN TEMPLETON
INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

BEST AVAILABLE COPY

March 25, 2004

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 26 2004
WASH. D.C. 158

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filings for All Listed Parties as Attached in Exhibit A Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court, Northern District of California in the matter of Denenberg, et al. v. Franklin Resources, Inc., et al. C 04 0984 EMC.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (650) 312-5824.

Sincerely,

David P. Goss

David P. Goss
Associate General Counsel

PROCESSED
SEP 09 2004
THOMSON
FINANCIAL

RECEIVED BY THE BRANCH OF DOCUMENT
CONTROL
SEP 7 2004
FROM I 94
BY E. [illegible]

Enclosure

Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

04042444

OATH OR AFFIRMATION

I, S. Ashton Stuckey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Frazer Lanier Company, Incorporated, as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice Chairman and Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE FRAZER LANIER COMPANY, INCORPORATED

SEPTEMBER 30, 2004

FINANCIAL STATEMENTS

THE FRAZER LANIER COMPANY, INCORPORATED
MONTGOMERY, ALABAMA

INDEX

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan
Prattville
Wetumpka

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have audited the accompanying statements of financial condition of The Frazer Lanier Company, Incorporated as of September 30, 2004 and 2003 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Frazer Lanier Company, Incorporated as of September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Jackson Thornton & Co. PC

Montgomery, Alabama
October 26, 2004

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2004 AND 2003

ASSETS

	2004	2003
Cash	$ 1,786,902	$ 1,727,049
Receivables:		
Officers and employees	1,425,507	1,239,657
Interest	23,759	22,845
Underwriting fees and profit	128,285	104,387
Other		2,580
Notes receivable - officers and employees	1,348,139	1,378,139
Securities owned, at market:		
Stock	2,482,158	2,372,051
Furniture, equipment and leasehold improvements	142,622	143,576
Other assets	29,050	24,835
Total assets	$ 7,366,422	$ 7,015,119

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Liabilities:		
Accounts payable and accrued liabilities	$ 2,212,213	$ 2,039,250
Deferred income taxes	885,000	843,000
Total liabilities	3,097,213	2,882,250
Stockholders' equity:		
Common stock:		
Class A, voting, $1 par value; authorized 3,000 shares, 2,872 shares issued; 2,390 shares outstanding	2,872	2,872
Class B, nonvoting, $1 par value; authorized 1,000 shares, 550 shares issued; 321 shares outstanding	550	550
Additional paid-in capital	433,861	433,861
Retained earnings	4,587,171	4,450,831
Less: Common stock in treasury, 711 shares at cost	755,245	755,245
Total stockholders' equity	4,269,209	4,132,869
Total liabilities and stockholders' equity	$ 7,366,422	$ 7,015,119

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
REVENUE:		
Underwriting transactions	$ 3,006,417	$ 3,028,662
Advisory fees	1,721,238	1,205,897
Gain (loss) on principal transactions:		
Realized	1,047	2,230
Unrealized	110,107	414,801
Interest	158,411	154,393
Other income	64,123	59,325
Total revenue	5,061,343	4,865,308
EXPENSES:		
Employee compensation and benefits	3,902,292	3,707,849
Communications	64,681	62,676
Occupancy and equipment costs	315,046	302,651
Promotional costs	273,675	239,180
Interest expense	3,504	
Regulatory fees and expense	20,339	17,558
Other expenses	272,446	268,370
Total expenses	4,851,983	4,598,284
INCOME BEFORE INCOME TAXES	209,360	267,024
PROVISION FOR INCOME TAXES	73,020	176,000
NET INCOME	$ 136,340	$ 91,024

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

Securities transactions - The Company records securities transactions and recognizes related revenues on a trade date basis.

Securities - The Company carries all marketable securities at market values with applicable provision for deferred income taxes. Securities held at September 30, 2004 and 2003 consist of the common stock of a bank holding company.

Depreciation - Depreciation of furniture and equipment is computed principally by accelerated methods for both financial reporting purposes and income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation on assets are indicated below:

Leasehold improvements	5 - 31 years
Furniture and office equipment	5 - 7 years
Automobiles	5 years
Airplane	5 years

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes primarily related to the differences between the basis of marketable securities for financial reporting and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets are sold.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. At September 30, 2004, the Company has a cash balance of approximately $2,274,831 in U.S. dollars that is uninsured. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts receivable - Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

NOTE 5 - INCOME TAXES:
Net deferred tax liabilities consist of the following components as of September 30:

	2004	2003
Deferred tax liabilities:		
Stock	$939,000	$895,000
Deferred tax assets:		
Furniture, equipment and leasehold improvements	(3,000)	(7,000)
Contribution carryforward	(51,000)	(45,000)
Net deferred tax liability	$885,000	$843,000

The provision for corporate income taxes for the years ended September 30 consists of the following:

	2004	2003
Deferred tax provision	$42,000	$176,000
Current income taxes:		
Federal	22,681	
State	8,339	
Totals	$73,020	$176,000

NOTE 6 - RETIREMENT PLAN:
The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are authorized by the Board of Directors at its discretion. The Company's retirement expense was $218,475 and $207,272 for the years ended September 30, 2004 and 2003, respectively.

NOTE 7 - NET CAPITAL REQUIREMENT:
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company has net capital and net capital requirements of $672,976 and $250,000 at September 30, 2004 and $719,061 and $250,000 at September 30, 2003, respectively. The Company's percentage of aggregate indebtedness to net capital was 329% at September 30, 2004 and 287% at September 30, 2003. The ratio of aggregate indebtedness to net capital may not exceed 1500%. The net capital rules may effectively restrict the payment of cash dividends.

MONTGOMERY, ALABAMA

Dothan

Prattville

Wetumpka

AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson Thornton & Co. PC

Montgomery, Alabama
October 26, 2004

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF REVENUE
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
UNDERWRITING AND FEE INCOME:		
Profit on underwriting transactions	$ 3,006,417	$ 3,028,662
Fee income	1,721,238	1,205,897
Total underwriting and fee income	4,727,655	4,234,559
GAIN (LOSS) ON PRINCIPAL TRANSACTIONS:		
Realized	1,047	2,230
Unrealized	110,107	414,801
Total gains on principal transactions	111,154	417,031
INTEREST:		
Alabama securities	63	121
Short-term investments	11,527	8,008
Other	146,821	146,264
Total interest	158,411	154,393
OTHER INCOME:		
Loss on disposition of assets	(100)	
Dividend income	64,223	59,325
Total other income	64,123	59,325
Total revenue	$ 5,061,343	$ 4,865,308

See Auditors' Report on supplementary information.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF EXPENSES
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
EMPLOYEE COMPENSATION AND BENEFITS:		
Salaries:		
Senior officers	$ 1,299,920	$ 854,991
Other	316,215	301,549
Registered representatives	1,871,762	2,164,217
Payroll taxes	112,550	101,203
Miscellaneous employee benefits	301,845	285,889
	3,902,292	3,707,849
COMMUNICATIONS:		
Stationery and office supplies	14,181	17,212
Postage and mail expenses	12,122	9,846
Telephone	38,378	35,618
	64,681	62,676
OCCUPANCY AND EQUIPMENT COSTS:		
Rent and utilities	147,032	147,181
Depreciation	16,414	23,699
Maintenance and repairs	4,289	10,777
Insurance	52,591	37,452
Equipment rentals	1,584	9,363
Computer service bureau	93,136	74,179
	315,046	302,651
PROMOTIONAL COSTS:		
Advertising	2,342	1,415
Entertainment and meals	77,519	42,950
Dues	24,084	23,951
Sales literature and periodicals	17,981	16,904
Travel	151,411	153,524
Miscellaneous selling expense	338	436
	273,675	239,180
INTEREST EXPENSE	3,504	
REGULATORY FEES AND EXPENSES:		
Assessments and dues	20,339	17,558
OTHER EXPENSES:		
Bank charges, net of clearance fees	8,087	10,498
Contributions	60,200	60,267
Conventions and meetings	35,864	23,341
Miscellaneous general expense	27,885	15,663
Professional fees	126,357	148,347
Taxes and licenses	14,053	10,254
	272,446	268,370
Total expenses	$ 4,851,983	$ 4,598,284

See Auditors' Report on supplementary information.

THE FRAZER LANIER COMPANY, INCORPORATED

MONTGOMERY, ALABAMA

SEPTEMBER 30, 2004

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan

Prattville

Wetumpka

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

In planning and performing our audit of the financial statements of The Frazer Lanier Company, Incorporated (the Company) for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Frazer Lanier Company, Incorporated, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jackson Thornton & Co. PC

Montgomery, Alabama
October 26, 2004